Delisting Determination, The Nasdaq Stock Market, LLC, September 8, 2023, Aridis Pharmaceuticals Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Aridis Pharmaceuticals Inc., effective at the opening of the trading session on September 18, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2). The Company was notified of the Staff determination on March 29, 2023.
On April 5, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. Nasdaq Staff issued an additional delist determination letter on April 19, 2023, for the Company failure to meet the filing requirement in Listing Rule 5250(c)(1).
A Panel hearing was held on May 4, 2023. On May 23, 2023, Staff issued an additional delist determination pursuan to Listing
Rule 5250(c)(1). On June 20, 2023, upon review of the information provided by the Company, the Panel granted the Company request to remain listed in the Exchange subject to a series of milestones.
On July 5, 2023, the Panel issued a delist decision as the Company was not able to implement a compliance plan.
Suspension of trading in the Company shares was effective at the open of business on July 19, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on August 31, 2023.